

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

February 4, 2016

<u>By Overnight Delivery</u>

Corporate Secretary
Superior Industries International, Inc.
26600 Telegraph Road, Suite 400
Southfield, MI 48034

Re: <u>Notice of Intent to Nominate Directors at Superior Industries International, Inc.'s 2016 Annual Meeting of Shareholders</u>

To Whom It May Concern:

This letter is to advise you that GAMCO Asset Management Inc. ("GAMCO") hereby notifies Superior Industries International, Inc. (the "Company") that it intends to nominate Mr. Matthew Goldfarb, Mr. F. Jack Liebau, Jr., and Mr. Ryan J. Morris as nominees for election as directors to the Board of Directors of Superior Industries International, Inc. at the Company's 2016 Annual Meeting of Shareholders ("Annual Meeting").

In accordance with the Company's Bylaws we provide the following information concerning Mr. Matthew Goldfarb.

1. The nominee's name, age, principal occupation and employer.

    Matthew Goldfarb, 44. Acting Chief Executive Officer, Cline Mining Corporation.

    Business address for Cline Mining Corporation is 47 Colborne Street, Toronto, Ontario, Canada, M5E 1E3. (917) 644-0051.

2. The nominee's address and telephone number.

    (Provided to Issuer)

3. A biographical profile of the nominees, including educational background and business and professional experience.

    Mr. Goldfarb (44) currently serves as Acting Chief Executive Officer of Cline Mining Corporation, a Canadian mining company whose primary asset is the New Elk coking coal mine in southern Colorado. Prior to his position with Cline Mining, Mr. Goldfarb



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

served as Chief Executive Officer of Xinergy Ltd. (TSX:XRG), a Central Appalachian coal producer, having previously served as its Vice Chairman and lead independent director since its IPO in December 2009. From January 2009 until January 2010, Mr. Goldfarb managed a leveraged loan trading business at Pali Capital, Inc., a boutique investment banking firm. Previously, Mr. Goldfarb was a Director and Senior Investment Analyst of The Blackstone Group/GSO Capital Partners from January 2007 until December 2008 and a Director and Senior Investment Analyst at Pirate Capital LLC, an event-driven hedge fund, from January 2005 until September 2006. Prior to that, Mr. Goldfarb was with Icahn Associates Corp. for approximately five years and prior to joining Icahn, was associated with the law firm of Schulte Roth & Zabel LLP. Mr. Goldfarb currently serves as a director of Sevcon, Inc., and Midway Gold Corporation, and has served on the boards of directors of The Pep Boys – Manny, Moe & Jack, Huntingdon Capital Corp., Fisher Communications, Inc., CKE Restaurants, Inc., and James River Coal Company. Mr. Goldfarb graduated from the University of Wisconsin, with a Bachelor of Arts in Economics, and received a J.D. from Fordham University School of Law.

GAMCO believes that Mr. Goldfarb qualifications to serve on the Board of Directors include his vast investing experience, his experience with commercial and corporate law as well as his extensive record of service on the boards of several public companies. GAMCO believes Mr. Goldfarb brings extensive executive and investment experience and GAMCO strongly supports the nomination of Mr. Goldfarb for election to the Board of Directors of the Company at its 2016 Annual Meeting of Shareholders.

A copy of Mr. Goldfarb's biographical sketch is enclosed (Exhibit A).

4. Any relationship between the nominee and the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and all other information necessary for the Board to determine whether the nominee meets the Board's independence standards and qualifies as independent under the NYSE rules.

   We are advised that no business relationship exists between Mr. Goldfarb and the Company, directly or indirectly, and that Mr. Goldfarb would qualify under NYSE rules as an independent director.

5. The classes and number of shares of stock of the Company owned beneficially and of record by the candidate.

   As of the date hereof, Mr. Goldfarb does not hold any shares of stock of the Company.

   As of the date hereof, there are no derivative positions held or beneficially held by Mr. Goldfarb.


GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

As of the date hereof, there has been no hedging or any other transaction or series of transactions that have been entered into by or on behalf of Mr. Goldfarb with respect to any securities of the Company.

As of the date hereof, there has been no agreement, arrangement or understanding, the effect or intent of which is to mitigate loss to, or to manage the risk or benefit of share price changes for, or to increase or decrease the voting power of Mr. Goldfarb with respect to any securities of the Company.

6. Any other information relating to the nominee (including a written consent of the nominee to serve as a Director if elected) that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and the rules of the NYSE; and

In December 2013, and in contemplation of a financial restructuring, Mr. Goldfarb was retained by Cline Mining Corporation's board of directors, at the instruction of its senior lenders, to lead the financial restructuring and optimization of the mining assets of the TSX-listed issuer. CCAA insolvency proceedings and related Chapter 15 "recognition" proceedings relating to the "work-out" of Cline Mining Corporation were initiated in December 2014, and the company emerged therefrom in July 2015.

Mr. Goldfarb resigned as the Chief Executive Officer of Xinergy, Ltd. in November 2013. Xinergy filed for bankruptcy protection under Chapter 11 in July 2015, due to challenging market conditions, given its exposure to metallurgical coal pricing, and emerged therefrom in January 2016.

On June 22, 2015, Midway Gold Corporation and certain of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Colorado, seeking ancillary relief in Canada pursuant to the Companies' Creditors Arrangement Act in the Supreme Court of British Columbia in Vancouver, Canada. On January 29, 2016, Mr. Goldfarb was appointed as an independent director of Midway to assist the issuer in its ongoing financial restructuring efforts.

7. Any other information regarding the nominee that the Stockholder wishes the Board to consider in evaluating the recommended nominee.

Mr. Goldfarb's written consent letter is enclosed (Exhibit B).

In accordance with the Company's Bylaws we provide the following information concerning Mr. F. Jack Liebau, Jr.

8. The nominee's name, age, principal occupation and employer.

GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

Frederic Jack Liebau, Jr., 52. Private Investor. Not Applicable.

9. The nominee's address and telephone number.

    (Provided to Issuer)

10. A biographical profile of the nominees, including educational background and business and professional experience.

    Mr. F. Jack Liebau, Jr. has been in the investment management industry for thirty years. He began as a research analyst with The Capital Group in 1984, and from 1986 to 2003 was with Primecap Management Company ("Primecap"), where he was a partner and portfolio manager. At Primecap, he had research responsibilities for a number of industries, including media, industrials, chemicals, financials, and energy. Mr. Liebau was a co-manager of two mutual funds while at Primecap, the Vanguard Primecap and Capital Opportunity Funds. In 2003, he founded Liebau Asset Management Company ("Liebau Asset"), which managed money for individuals, foundations, and corporations. In 2011, he moved from Liebau Asset to Davis Funds, an investment management firm, in New York City, where Mr. Liebau was a partner and portfolio manager. From 2013 – 2015, Mr. Liebau was with Alleghany Corporation, which was his business partner in Liebau Asset; he was President and CEO of Roundwood Asset Management, the subsidiary managing public equities for Alleghany's insurance companies. In running Roundwood, Mr. Liebau was responsible for managing the equity portfolio and investment professionals, along with other reporting and P&L responsibilities. Since April 2015 Mr. Liebau has served on the Board of Directors of Myers Industries, Inc. (NYSE: MYE). Mr. Liebau served on the Board of Directors of The Pep Boys – Manny, Moe & Jack (NYSE: PBY) from July 2015 through the completion of the company's acquisition by Icahn Enterprises L.P. in February 2016. Mr. Liebau served as a director of Media General, Inc. (NYSE: MEG) (2008 – 2009) and, until that company was acquired by Kratos Defense, served as a director of Herley Industries, Inc. (2010 – 2011). Mr. Liebau is a graduate of Phillips Academy, Andover, and received his A.B. in Economics (with honors) from Stanford University.

    GAMCO believes that Mr. Liebau's qualifications to serve on the Board of Directors include his vast financial, strategic, executive and investment experience working with companies in a wide range of industries. GAMCO believes Mr. Liebau's experience serving on boards (both corporate and non-profit) gives him pertinent insights into working effectively with management teams, analyzing strategic options, and communicating with various constituencies and strongly supports the nomination of Mr. Liebau for election to the Board of Directors of the Company at its 2016 Annual Meeting of Shareholders.

GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

A copy of Mr. Liebau's biographical sketch is enclosed (Exhibit C).

11. Any relationship between the nominee and the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and all other information necessary for the Board to determine whether the nominee meets the Board's independence standards and qualifies as independent under the NYSE rules.

> *We are advised that no business relationship exists between Mr. Liebau and the Company, directly or indirectly, and that Mr. Liebau would qualify under NYSE rules as an independent director.*

12. The classes and number of shares of stock of the Company owned beneficially and of record by the candidate.

> *As of the date hereof, Mr. Liebau does not hold any shares of stock of the Company.*

> *As of the date hereof, there are no derivative positions held or beneficially held by Mr. Liebau.*

> *As of the date hereof, there has been no hedging or any other transaction or series of transactions that have been entered into by or on behalf of Mr. Liebau with respect to any securities of the Company.*

> *As of the date hereof, there has been no agreement, arrangement or understanding, the effect or intent of which is to mitigate loss to, or to manage the risk or benefit of share price changes for, or to increase or decrease the voting power of Mr. Liebau with respect to any securities of the Company.*

13. Any other information relating to the nominee (including a written consent of the nominee to serve as a Director if elected) that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and the rules of the NYSE; and

14. Any other information regarding the nominee that the Stockholder wishes the Board to consider in evaluating the recommended nominee.

> *Mr. Liebau's written consent letter is enclosed (Exhibit D).*

In accordance with the Company's bylaws we provide the following information concerning Mr. Ryan J. Morris

15. The nominee's name, age, principal occupation and employer.



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

Ryan J. Morris, 31. Managing Partner, Meson Capital Partners LLC.

Business address for Meson Capital Partners LLC is One Sansome St., Unit 1895, San Francisco, CA, 94104.

16. The nominee's address and telephone number.

(Provided to Issuer)

17. A biographical profile of the nominee, including educational background and business and professional experience.

Ryan J. Morris is the President of Meson Capital Partners LLC ("Meson LLC"), a San Francisco-based investment partnership, which he founded in February 2009. Mr. Morris currently serves on the board of InfuSystem Holdings, Inc., (NYSE-MKT: INFU) (April 2012-Present) and served as Executive Chairman (April 2012-May 2015). Mr. Morris served as a director of Lucas Energy, Inc. (NYSE-MKT: LEI) from October 2012 until October 2014. Mr. Morris served as Chairman of the Board of Lucas Energy, Inc. from December 2012 through November 2013. Mr. Morris has served as a director of Sevcon, Inc. (NasdaqCM: SEV) since December 2013. From June 2011 through July 2012, Mr. Morris served as a member of the equity committee responsible for maximizing value to the stockholders of HearUSA, Inc. Prior to founding Meson LLC, in July 2008 he co-founded VideoNote LLC, a small and profitable educational software company with customers including Cornell University and The World Bank, and he continues to serve as its Chief Executive Officer. Mr. Morris has a Bachelor's of Science and Masters of Engineering degree in Operations Research & Information Engineering from Cornell University. Mr. Morris is a Chartered Financial Analyst and is a member of YPO and the Guardsmen in San Francisco.

GAMCO believes Mr. Morris brings extensive investment experience, board experience, and strongly supports the nomination of Mr. Morris for election to the Board of Directors of the Company at its 2016 Annual Meeting of Shareholders.

A copy of Mr. Morris's biographical sketch is enclosed (Exhibit E).

18. Any relationship between the nominee and the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and all other information necessary for the Board to determine whether the nominee meets the Board's independence standards and qualifies as independent under the NYSE rules.

We are advised that no business relationship exists between Mr. Morris and the Company, directly or indirectly, and that Mr. Morris would qualify under NYSE rules as an independent director.



One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

19. The classes and number of shares of stock of the Company owned beneficially and of record by the nominee.

    At present, Mr. Morris does not hold any shares of stock of the Company.

    As of the date hereof, there are no derivative positions held or beneficially held by Mr. Morris.

    As of the date hereof, there has been no hedging or any other transaction or series of transactions that have been entered into by or on behalf of Mr. Morris with respect to any securities of the Company.

    As of the date hereof, there has been no agreement, arrangement or understanding, the effect or intent of which is to mitigate loss to, or to manage the risk or benefit of share price changes for, or to increase or decrease the voting power of Mr. Morris with respect to any securities of the Company.

20. Any other information relating to the nominee (including a written consent of the nominee to serve as a Director if elected) that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and the rules of the NYSE; and

21. Any other information regarding the nominee that the Shareholder wishes the Board to consider in evaluating the recommended nominee.

    Mr. Morris's written consent letter is enclosed (Exhibit F).

In addition, GAMCO provides the following information.

1. GAMCO's full name, principal occupation and employer.

   GAMCO is a registered investment adviser to institutional and high net worth investors. GAMCO is a wholly-owned subsidiary of GAMCO Investors, Inc., a publicly-traded company. GAMCO is not acting in concert with any affiliate or other person in connection with this nomination.

2. GAMCO's address and telephone number. GAMCO's name and address as it appears on the Company's books.

   GAMCO's principal offices are located at One Corporate Center, Rye, NY, 10580. (914) 921-5100.

   GAMCO Asset Management Inc. / One Corporate Center, Rye, NY, 10580.


GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

3. The classes and number of shares of stock of the Company owned beneficially and of record by GAMCO, including, if GAMCO is not a Stockholder of record, proof of ownership of the type referred to in the SEC's proxy rules.

    As of February 3, 2016, GAMCO was the beneficial owner of 1,894,050 shares of the Company's Common Stock, representing 7.20% of the outstanding shares of the Common Stock. A copy of the most recent Schedule 13D filed on behalf of GAMCO and its affiliates, dated December 28, 2015, is enclosed (Exhibit G).

    As of February 3, 2016, GAMCO was the record owner of a share of the Company's common stock, representing 0.00% of the outstanding shares of the common stock.

    As of the date hereof, there are no derivative positions held or beneficially held by GAMCO.

    As of the date hereof, there has been no hedging or any other transaction or series of transactions that have been entered into by or on behalf of GAMCO with respect to any securities of the Company.

    As of the date hereof, there has been no agreement, arrangement or understanding, the effect or intent of which is to mitigate loss to, or to manage the risk or benefit of share price changes for, or to increase or decrease the voting power of GAMCO with respect to any securities of the Company.

4. A description of all arrangements and understandings between GAMCO and each nominee being recommended by GAMCO and any other person or persons (including their names) pursuant to which the candidate is being nominated by the Stockholder; and

5. Any other information relating to GAMCO that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and rules of the NYSE.

    There are no arrangements or understanding between GAMCO and Mr. Goldfarb and Mr. Liebau and Mr. Morris or others pursuant to which Mr. Goldfarb and Mr. Liebau and Mr. Morris are being nominated by GAMCO.

    GAMCO and its affiliates are beneficial owners, on behalf of their investment advisory clients, of 38.55% of the common stock of Sevcon, Inc., for which Mr. Goldfarb and Mr. Morris serve as directors.

    GAMCO and its affiliates are beneficial owners, on behalf of their investment



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

advisory clients, of 23.05% of the common stock of Myers Industries, Inc., for which Mr. Liebau serves as director.

GAMCO and its affiliates are beneficial owners, on behalf of their investment advisory clients, of 3.43% of the common stock of InfuSystem Holdings, Inc., for which Mr. Morris serves as director.

6. Whether GAMCO intends to deliver a proxy statement and form of proxy to holders.

   GAMCO intends to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Company's outstanding shares reasonably believed by GAMCO to be necessary to elect the nominees referenced herein.

GAMCO and the nominees agree to make available to the Board of Directors all information reasonably requested in furtherance of the evaluation of this nomination.

This letter and all attachments hereto are submitted in a good faith effort to satisfy Superior Industries International, Inc. requirements. Should this letter and/or any attachments hereto be deemed deficient in any way, please contact me at the above address so that any deficiency may be cured. GAMCO reserves all rights available to it under applicable law.

GAMCO is a holder of record of stock of the Company entitled to vote at the Company's 2016 Annual Meeting. GAMCO intends to be present at the Annual Meeting in person or by proxy to nominate Mr. Goldfarb, Mr. Liebau and Mr. Morris to serve as directors of the Company and it intends to continue to own the shares of the Company through the date of the Annual Meeting.

Sincerely,

GAMCO Asset Management Inc.

By: David Goldman
General Counsel

DG/gm

Enclosure

EXHIBIT A – Mr. Goldfarb's Biographical Sketch (Document Provided to Issuer)

EXHIBIT B

February 2, 2016

Corporate Secretary
Superior Industries International, Inc.
26600 Telegraph Road, Suite 400
Southfield, MI 48034

Re: Director Nomination

To Whom It May Concern:

I understand that GAMCO Asset Management Inc. is nominating me for election to the Board of Directors of Superior Industries International, Inc. ("Superior"). I hereby consent to being named as a nominee in Superior's proxy statement for its 2016 Annual Meeting of Shareholders, and to serving as a director if elected.

I acknowledge that as a director of Superior I will owe a fiduciary duty under Delaware law with respect to Superior and its shareholders.

Sincerely,



Matthew Goldfarb

EXHIBIT C – Mr. Liebau's Biographical Sketch (Document Provided to Issuer)

EXHIBIT D

February 2, 2016

Corporate Secretary
Superior Industries International, Inc.
26600 Telegraph Road, Suite 400
Southfield, MI 48034

Re: Director Nomination

To Whom It May Concern:

I understand that GAMCO Asset Management Inc. is nominating me for election to the Board of Directors of Superior Industries International, Inc. ("Superior"). I hereby consent to being named as a nominee in Superior's proxy statement for its 2016 Annual Meeting of Shareholders, and to serving as a director if elected.

I acknowledge that as a director of Superior I will owe a fiduciary duty under Delaware law with respect to Superior and its shareholders.

Sincerely,



F. Jack Liebau, Jr.

EXHIBIT E – Mr. Morris' Biographical Sketch (Document Provided to Issuer)

EXHIBIT F

February 4, 2016

Corporate Secretary
Superior Industries International, Inc.
26600 Telegraph Road, Suite 400
Southfield, MI 48034

Re: Director Nomination

To Whom It May Concern:

I understand that GAMCO Asset Management Inc. is nominating me for election to the Board of Directors of Superior Industries International, Inc. ("Superior"). I hereby consent to being named as a nominee in Superior's proxy statement for its 2016 Annual Meeting of Shareholders, and to serving as a director if elected.

I acknowledge that as a director of Superior I will owe a fiduciary duty under Delaware law with respect to Superior and its shareholders.

Sincerely,

Ryan J. Morris

Ryan J. Morris

EXHIBIT G – Amendment Number 29 to Schedule 13D, Filed on December 28, 2015 (Complete Filing Available on EDGAR).